Exhibit 99.1

NICE Reports 10% Revenue Growth for the First Quarter 2018 Along
with 32% Growth in Cloud Revenue

Double Digit Growth in Operating Income and EPS and Significant Cloud Gross Margin Improvement

Company Raises Guidance for Full-Year 2018 Revenue and Earnings Per Share

Hoboken, New Jersey, May 10, 2018 - NICE (NASDAQ: NICE) today announced results for the first quarter ended March 31, 2018.

First Quarter 2018 Financial Highlights

GAAP	Non-GAAP
Revenue of $335 million, growth of 10% year-over-year	Revenue of $341 million, growth of 11% year-over-year
Cloud revenue of $104 million, growth of 32% year-over-year	Cloud revenue of $106 million, growth of 33% year-over-year
Gross margin of 64.7% compared to 62.1% last year	Gross margin of 70.6% compared to 69.9% last year
Operating income of $34 million compared to $28 million last year, 22% growth year-over-year	Operating income of $84 million compared to $74 million last year, 14% growth year-over-year
Operating margin of 10.2% compared to 9.1% last year	Operating margin of 24.6% compared to 23.9% last year
Diluted EPS of $0.37 versus $0.28 last year, 32% growth	Diluted EPS of $1.03 versus $0.89 last year, 16% growth
Operating cash flow reached $137 million

The GAAP column of the table contains the financial highlights of the first quarter 2018 under ASC 606 with the comparison period under ASC 605.

The non-GAAP column of the table contains the financial highlights of the first quarter 2018 under ASC 605 with the comparison period under ASC 605.

“We are pleased with the strong start to the year as evidenced by the double-digit growth in total revenue, along with a 32% increase in cloud revenue,” said Barak Eilam, CEO of NICE. “Moreover, we continue to capture high quality cloud revenue as demonstrated by the continued increase in our cloud profitability.”

Mr. Eilam continued, “Our strong performance in the cloud is being driven by CXone. What was once a vision for CXone has become a reality with an increasing number of customers in all market segments adopting our cloud platform. This includes a growing number of large enterprises where we are seeing implementations of well over 1,000 seats and total contract values in the seven and eight digit ranges. We owe the success of CXone to its true, native cloud infrastructure, its scalability and its elasticity, as well as, to a growing number of ecosystem partners embracing our cloud strategy.

“Our investments in innovation, especially cloud, analytics and artificial Intelligence, puts us in a unique position to further differentiate our offering and strengthen our competitive position.”

GAAP Financial Highlights for the First Quarter Ended March 31:

The GAAP numbers presented below for the first quarter 2018 are under ASC 606 and the comparison period GAAP numbers for the first quarter 2017 are under ASC 605

Revenues: First quarter 2018 total revenues increased 9.8% to $335.4 million compared to $305.6 million for the first quarter of 2017.

Gross Profit: First quarter 2018 gross profit and gross margin increased to $216.9 million and 64.7%, respectively, compared to $189.9 million and 62.1%, respectively, for the first quarter of 2017.

Operating Income: First quarter 2018 operating income and operating margin increased to $34.2 million and 10.2%, respectively, compared to $27.9 million and 9.1%, respectively, for the first quarter of 2017.

Net Income: First quarter 2018 net income and net income margin increased to $23.5 million and 7.0%, respectively, compared to $17.3 million and 5.7%, respectively, for the first quarter of 2017.

Fully Diluted Earnings Per Share: Fully diluted earnings per share for the first quarter of 2018 increased to $0.37 compared to $0.28 in the first quarter of 2017.

Operating Cash Flow and Cash Balance: First quarter 2018 operating cash flow was $136.9 million. In the first quarter, $4.3 million was used for share repurchases. As of March 31, 2018, total cash and cash equivalents, short term investments and marketable securities were $646.7 million, and total debt was $449.7 million.

Non-GAAP Financial Highlights for the First Quarter Ended March 31:

The non-GAAP numbers presented below for the first quarter 2018 and for the comparison period non-GAAP numbers for the first quarter 2017 are both under ASC 605.

Revenues: First quarter 2018 non-GAAP total revenues increased to $340.9 million, up 10.7% from $308.0 million for the first quarter of 2017.

Gross Profit: First quarter 2018 non-GAAP gross profit and non-GAAP gross margin increased to $240.8 million and 70.6%, respectively, from $215.2 million and 69.9%, respectively, for the first quarter of 2017.

Operating Income: First quarter 2018 non-GAAP operating income and non-GAAP operating margin increased to $83.8 million and 24.6%, respectively, from $73.6 million and 23.9%, respectively, for the first quarter of 2017.

Net Income: First quarter 2018 non-GAAP net income and net income margin increased to $64.5 million and 18.9%, respectively, from $55.1 million and 17.9%, respectively, for the first quarter of 2017.

Fully Diluted Earnings Per Share: First quarter 2018 non-GAAP fully diluted earnings per share increased 15.7% to $1.03, compared to $0.89 for the first quarter of 2017.

Adoption of the New Revenue Recognition Standard - ASC 606

NICE adopted the new revenue recognition accounting standard, Accounting Standards Codification ("ASC") 606, effective January 1, 2018, on a modified retrospective basis. Financial results for reporting periods during 2018 are presented in compliance with the ASC 606. Historical financial results for reporting periods prior to 2018 are presented in conformity with amounts previously disclosed under the prior revenue recognition standard, ASC 605. This press release includes additional information to reconcile the impacts of the adoption of the new revenue recognition standard on the Company's financial results for the quarter ended March 31, 2018.

Guidance for the second quarter and the full-year 2018 is provided using the accounting standard ASC 605 in order to provide better transparency and comparability to 2017 financial data, which was reported under ASC 605.

Second Quarter and Full Year 2018 Guidance:

Second Quarter 2018: Second quarter 2018 non-GAAP total revenues are expected to be in a range of $338 million to $348 million. Second quarter 2018 non-GAAP fully diluted earnings per share are expected to be in a range of $1.00 to $1.06.

Full Year 2018: The Company increased full year 2018 non-GAAP total revenues to an expected range of $1,434 million to $1,458 million. The Company increased full year 2018 non-GAAP fully diluted earnings per share to an expected range of $4.43 to $4.63.

Quarterly Results Conference Call

NICE management will host its earnings conference call today, May 10th, 2018 at 8:30 AM ET, 13:30 GMT, 15:30 Israel, to discuss the results and the company's outlook. To participate in the call, please dial in to the following numbers: United States 1-866-804-8688 or +1-718-354-1175, International +44(0)1296-311-600, United Kingdom 0-800-678-1161, Israel 1-809-344-364. The Passcode is 690 577 87. Additional access numbers can be found at http://www.btconferencing.com/globalaccess/?bid=54_attended. The call will be webcast live on the Company’s website at http://www.nice.com/news-and-events/ir-events. An online replay will also be available approximately two hours following the call. A telephone replay of the call will be available for 7 days after the live broadcast, and may be accessed by dialing: United States 1-877-482-6144, International +44(0)20-7136-9233, United Kingdom 0-800-032-9687. The Passcode for the replay is 351 623 93.

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude: amortization of acquired intangible assets, share-based compensation, certain business combination accounting entries, amortization of discount on long term debt, ASC 606 to ASC 605 adjustments and tax adjustment re non-GAAP adjustments. The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. Our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Our management regularly uses our supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Business combination accounting rules requires us to recognize a legal performance obligation related to a revenue arrangement of an acquired entity. The amount assigned to that liability should be based on its fair value at the date of acquisition. The non-GAAP adjustment is intended to reflect the full amount of such revenue. We believe this adjustment is useful to investors as a measure of the ongoing performance of our business. We believe these non-GAAP financial measures provide consistent and comparable measures to help investors understand our current and future operating cash flow performance. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statements of Income.

About NICE
NICE (Nasdaq: NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez, +972 9 775-3798, ir@nice.com, CET

Media Contact
Chris Irwin-Dudek, +1 (551) 256-5140, Chris.Irwin-Dudek@nice.com

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE.  All other marks are trademarks of their respective owners.  For a full list of NICE' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
 This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Eilam, are generally stated in terms of the Company’s plans, expectations and intentions. These statements are based on the current beliefs, expectations and assumptions of the Company’s management and the current economic environment. Forward looking statements are inherently subject to significant economic, competitive and other uncertainties and contingencies, many of which are beyond the control of management. The Company cautions that these statements are not guarantees of future performance. There are or will be important known and unknown factors and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward looking statements.  These factors, include, but are not limited to, risks associated with competition, success and growth of cloud Software-as-a-Service business, cyber security attacks or other security breaches, privacy concerns and legislation, dependency on third-party cloud computing platform providers, hosting facilities and service partners, changes in general economic and business conditions, rapidly changing technology, changes in currency exchange rates and interest rates, difficulties in making additional acquisitions or effectively integrating acquired operations, products, technologies and personnel, successful execution of growth strategy, the effects of tax reforms, and the effect of newly enacted or modified laws, regulation or standards on the Company and its products; and other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). You are encouraged to carefully review the section entitled “Risk Factors” in our latest Annual Report on Form 20-F and in our other relevant filings with the SEC for additional information regarding these and other factors and uncertainties that could affect our future performance, and undue reliance should not be placed upon these statements. The forward-looking statements contained in this presentation are made as of the date hereof, and the Company undertakes no obligation to update or revise them, except as required by law.

NICE LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
U.S. dollars in thousands (except per share amounts)

	Quarter ended
	March 31,
	2018	2017
	Unaudited	Unaudited

Revenue:
Product	$61,370	$68,457
Services	170,217	158,416
Cloud	103,855	78,749
Total revenue	335,442	305,622

Cost of revenue:
Product	8,137	13,211
Services	58,385	58,716
Cloud	51,993	43,807
Total cost of revenue	118,515	115,734

Gross profit	216,927	189,888

Operating expenses:
Research and development, net	45,867	42,954
Selling and marketing	89,926	79,201
General and administrative	36,372	29,227
Amortization of acquired intangible assets	10,585	10,565
Total operating expenses	182,750	161,947

Operating income	34,177	27,941

Finance and other expense, net	(3,968)	(8,990)

Income before tax	30,209	18,951
Taxes on income	6,683	1,662
Net income	$23,526	$17,289

Basic earnings per share	$0.39	$0.29

Diluted earnings per share	$0.37	$0.28

Weighted average number of shares outstanding used to compute:

Basic earnings per share	61,054	60,127
Diluted earnings per share	62,776	61,751

NICE LTD. AND SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP RESULTS AND ASC 606 TO NON-GAAP ASC 605
U.S. dollars in thousands (except per share amounts)

	Quarter ended
	March 31,
	2018	2017
GAAP revenues	$335,442	$305,622
Valuation adjustment on acquired deferred product revenue	15	219
Valuation adjustment on acquired deferred services revenue	306	997
Valuation adjustment on acquired deferred cloud revenue	1,886	1,211
ASC 606 to ASC 605 revenue adjustment	3,277	-
Non-GAAP revenues	$340,926	$308,049

GAAP cost of revenue	$118,515	$115,734
Amortization of acquired intangible assets on cost of product	(2,589)	(6,358)
Amortization of acquired intangible assets on cost of services	(823)	(3,208)
Amortization of acquired intangible assets on cost of cloud	(12,755)	(10,975)
Valuation adjustment on acquired deferred cost of cloud	336	431
Cost of product revenue adjustment (1)	(188)	(175)
Cost of services revenue adjustment (1)	(1,753)	(1,875)
Cost of cloud revenue adjustment (1)	(769)	(769)
ASC 606 to ASC 605 cost of revenue adjustment	124	-
Non-GAAP cost of revenue	$100,098	$92,805

GAAP gross profit	$216,927	$189,888
Gross profit adjustments	23,901	25,356
Non-GAAP gross profit	$240,828	$215,244

GAAP operating expenses	$182,750	$161,947
Research and development (1)	(2,344)	(2,211)
Sales and marketing (1)	(6,303)	(5,646)
General and administrative (1)	(4,782)	(1,886)
Amortization of acquired intangible assets	(10,585)	(10,565)
ASC 606 to ASC 605 operating expenses adjustment	(1,745)	-
Non-GAAP operating expenses	$156,991	$141,639

GAAP finance & other expense, net	$(3,968)	$(8,990)
Amortization of discount on long-term debt	2,163	7,165
Non-GAAP finance & other expense, net	$(1,805)	$(1,825)

GAAP taxes on income	$6,683	$1,662
Tax adjustments re non-GAAP adjustments	9,775	14,991
Tax adjustment re ASC 606 to ASC 605	1,029	-
Non-GAAP taxes on income	$17,487	$16,653

GAAP net income	$23,526	$17,289
Valuation adjustment on acquired deferred revenue	2,207	2,427
Valuation adjustment on acquired deferred cost of cloud revenue	(336)	(431)
Amortization of acquired intangible assets	26,752	31,106
Share-based compensation (1)	16,139	12,562
Amortization of discount on long-term debt	2,163	7,165
Tax adjustments re non-GAAP adjustments	(9,775)	(14,991)
ASC 606 to ASC 605 adjustments	3,869	-
Non-GAAP net income	$64,545	$55,127

GAAP diluted earnings per share	$0.37	$0.28

Non-GAAP diluted earnings per share	$1.03	$0.89

Shares used in computing GAAP diluted earnings per share	62,776	61,751

Shares used in computing non-GAAP diluted earnings per share	62,776	61,751

NICE LTD. AND SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP RESULTS (continued)
U.S. dollars in thousands

(1)	Share-based Compensation
		Quarter ended
		March 31,
		2018	2017

	Cost of product revenue	$(188)	$(175)
	Cost of services revenue	(1,753)	(1,875)
	Cost of cloud revenue	(769)	(769)
	Research and development	(2,344)	(2,211)
	Sales and marketing	(6,303)	(5,646)
	General and administrative	(4,782)	(1,886)
		$(16,139)	$(12,562)

NICE LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	March 31,	December 31,
	2018	2017
	Unaudited	Audited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$334,461	$328,302
Short-term investments	134,079	63,951
Trade receivables	232,495	230,729
Prepaid expenses and other current assets	78,974	70,074

Total current assets	780,009	693,056

LONG-TERM ASSETS:
Long-term investments	178,149	132,820
Property and equipment, net	120,311	118,275
Deferred tax assets	31,724	11,850
Other intangible assets, net	524,639	551,347
Goodwill	1,321,845	1,318,242
Other long-term assets	69,829	19,496

Total long-term assets	2,246,497	2,152,030

TOTAL ASSETS	$3,026,506	$2,845,086

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$23,964	$29,438
Deferred revenues and advances from customers	235,297	184,564
Accrued expenses and other liabilities	307,597	309,350

Total current liabilities	566,858	523,352

LONG-TERM LIABILITIES:
Deferred revenues and advances from customers	39,919	37,550
Deferred tax liabilities	88,942	57,796
Long-term debt	449,724	447,642
Other long-term liabilities	27,839	29,185

Total long-term liabilities	606,424	572,173

SHAREHOLDERS' EQUITY	1,853,224	1,749,561

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$3,026,506	$2,845,086

NICE LTD. AND SUBSIDIARIES
CONSOLIDATED CASH FLOW STATEMENTS
U.S. dollars in thousands

	Quarter ended
	March 31,
	2018	2017
	Unaudited	Unaudited

Operating Activities

Net income	$23,526	$17,289
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	37,937	39,143
Stock based compensation	16,139	12,562
Amortization of premium and discount and accrued interest on marketable securities	(298)	190
Deferred taxes, net	(9,667)	(11,671)
Changes in operating assets and liabilities:
Trade Receivables	(16,154)	56,299
Prepaid expenses and other current assets	(12,419)	(6,787)
Trade payables	(5,501)	(112)
Accrued expenses and other current liabilities	(4,420)	(31,299)
Deferred revenue	106,117	50,664
Long term liabilities	(383)	(747)
Amortization of discount on long term debt	2,163	7,165
Other	(183)	49
Net cash provided by operating activities	136,857	132,745

Investing Activities

Purchase of property and equipment	(5,316)	(10,414)
Purchase of Investments	(135,645)	(24,999)
Proceeds from Investments	19,017	32,016
Capitalization of software development costs	(7,804)	(6,938)
Net cash used in investing activities	(129,748)	(10,335)

Financing Activities

Proceeds from issuance of shares upon exercise of share options	3,244	3,733
Purchase of treasury shares	(4,252)	(8,429)
Dividends paid	-	(9,637)
Repayment of long term debt	-	(260,000)
Proceeds from issuance of debt, net of costs	-	260,842
Net cash used in financing activities	(1,008)	(13,491)

Effect of exchange rates on cash and cash equivalents	58	806

Net change in cash and cash equivalents	6,159	109,725
Cash and cash equivalents, beginning of period	328,302	157,026

Cash and cash equivalents, end of period	$334,461	$266,751